 Exhibit 99.2

Agreement on Purchase of Assets by Payment in Cash between

Kunlun Tech Limited

 and

Keeneyes Future Holding Inc.

October 2020

Agreement on Purchase of Assets by Payment in Cash between Kunlun Tech Limited and Keeneyes Future Holding Inc.

The Agreement on Purchase of Assets by Payment in Cash between Kunlun Tech Limited and Keeneyes Future Holding Inc. (hereafter referred to as “the Agreement”) was signed by the following parties in Beijing, China on October 23, 2020:

Party A: Kunlun Tech Limited, a wholly-owned subsidiary of Beijing Kunlun Tech Co., Ltd. (hereinafter referred to as “Kunlun Tech”), hereinafter referred to as “Kunlun Hong Kong” or “Party A”;

Party B: Keeneyes Future Holding Inc.

(Either party to the Agreement is hereinafter referred to as “a party” and collectively referred to as “the parties”.)

Whereas:

(1)     Party A intends to carry out major asset reorganization. The major asset reorganization plan is as follows: Party A purchases 8.47% of shares of Opera Limited (“Opera”) held by Party B by payment in cash (“the Transaction”);

(2)     Party B is a shareholder of Opera. When the Agreement was signed, Party B held no less than 8.47% of Opera’s shares;

(3)     Party B intends to sell 8.47% of Opera’s shares to Party A in accordance with the provisions of the Agreement, and Party A intends to purchase such shares in accordance with the provisions of the Agreement.

In view of this, the parties involved in the Transaction, based on the principles of fairness, impartiality and reasonableness, reached the following agreement terms after friendly consultation:

Article 1   Definition

1.1	Unless otherwise provided in the Agreement, the following terms have the following meanings in the Agreement:

The Agreement	It refers to the Agreement on Purchase of Assets by Payment in Cash between Kunlun Tech Limited and Keeneyes Future Holding Inc.

Kunlun Tech	It refers to Beijing Kunlun Tech Co., Ltd.

Opera	It refers to Opera Limited, a US NASDAQ listed company.

Opera Group	It refers to Opera and all its subsidiaries and branches.

Kunlun Hong Kong	It refers to Kunlun Tech Limited, a wholly-owned subsidiary of Kunlun Tech, and is a company registered in Hong Kong.

KFH	Keeneyes Future Holding Inc.

Target assets, 8.47% of Opera’s shares	It refers to the 19,500,000 shares of Opera held by Party B, namely 8.47% of Opera’s outstanding shares.

The Transaction	It refers to Party A’s purchase of 19,500,000 shares of Opera held by Party B by payment in cash, namely 8.47% of Opera’s outstanding shares, according to the provisions of the Agreement.

The transaction consideration/transaction price	It refers to the transaction price paid by Party A to Party B in accordance with the payment method as agreed in the Agreement to complete the Transaction.

Equity closing	It refers to the change registration on the transfer of shares to Party A after the target assets are handled.

Equity closing date	It refers to the date when the change registration on the transfer of shares to Party A is made after the target assets are handled.

Shenzhen Stock Exchange	It refers to Shenzhen Stock Exchange of the People’s Republic of China.

Transition period	It refers to the period from the date of signing the Agreement to the equity closing date (inclusive).

Force Majeure

It refers to the events that are beyond the control of the parties to the Agreement, are unforeseeable, unavoidable or insurmountable and make either party to the Agreement partially or completely unable to perform the Agreement. Such events include but are not limited to earthquakes, typhoons, floods, fires, wars, strikes, riots, government authorities, changes in laws and regulations or their application, or any other event that cannot be foreseen, avoided or controlled.

Governmental authority

It refers to government agencies, legislative agencies, administrative or regulatory agencies, judicial agencies, arbitration agencies, mediation committees, stock exchanges, registration and settlement companies, stock transfer companies, entities , institutions, organizations, committees of any country, region, province, state, county, city or other levels, and other entities that exercise the aforementioned powers and functions, and any entity that has jurisdiction over the Transaction (including any of its branches, departments, committees, self-regulatory organizations) and/or any subsequent entity.

RMB Yuan	USD

Significant adverse effect/significant adverse change

It refers to any situation, change or impact or aspect of the following involving Opera and its subsidiaries or the Transaction: (a) serious adverse effect on the existence, business, assets, intellectual property rights, liabilities, operating performance or financial status of Opera and its subsidiaries; or (b) serious adverse effect on the qualifications, license or ability of Opera and its subsidiaries to operate the current business; or (c) serious adverse effect on the ability of each party to perform their obligations under the Agreement or any transaction document.

Working day	It refers to the legal working hours in China, the U.S., Cayman or Hong Kong except Saturdays, Sundays and legal festivals and holidays.

China	It refers to the People’s Republic of China, excluding Hong Kong SAR, Macao SAR and Taiwan under the Agreement.

National Development and Reform Commission	National Development and Reform Commission of the People’s Republic of China

1.2	In the Agreement, unless otherwise specified:

1.2.1

The laws, regulations or related provisions mentioned in the Agreement shall include future interpretations, amendments or supplements to such laws, regulations or related provisions, as well as the newly promulgated related laws and regulations that replace such laws and regulations or their subsidiary regulations;

1.2.2	“Article”, “section” and “item” shall refer to the “article”, “section” and “item” of the Agreement;

1.2.3	The title of the clauses of the Agreement is only set for the convenience of reading, and shall not affect the interpretation of the meaning of the Agreement.

Article 2 Transaction Plan

The Transaction Plan is as follows: Party A purchases 8.47% of Opera’s shares held by Party B by payment in cash.

Article 3 Target Assets

The target assets refer to the 19,500,000 shares of Opera held by Party B, namely 8.47% of Opera’s outstanding shares.

Article 4 Attribution of Profit And Loss during the Transition Period

4.1

The parties agree that the profit and loss generated by the target assets during the transition period shall be enjoyed or borne by Party A, provided that the target assets equity closing is completed.

4.2

The parties agree that the volatile profit and loss of Opera’s stock price and Opera’s dividends during the transition period shall be enjoyed or borne by Party A, provided that the target assets equity closing is completed.

Article 5 Determination of Transaction Price and Consideration Payment Method

5.1

Party A and Party B unanimously agree that the transaction price of the Transaction is based on the principle of taking into account the interests of the shareholders of the parties, comprehensively considering the strategic value of the underlying assets, industry development, asset status, profitability, technical conditions, synergy and other factors. According to the net assets and public market value of the target company, the transaction price of the target assets is USD 8.22 per share of ADS through negotiation between the parties, and the total transaction price for purchasing 19,500,000 shares of underlying shares (i.e. 9,750,000 ADS, accounting for 8.47% of the outstanding shares of the target company) is USD 80.145 million.

5.2	As the consideration for Party A’s purchase of target assets from Party B, Party A shall pay Party B a total of USD 80.145 million in cash.

5.3	The parties agree that Party A shall pay Party B the consideration for the Transaction in the following manner:

After the Agreement comes into effect, Party A shall, on the target asset equity closing date and after Party B completes the change registration procedures for the transfer of shares to Party A, pay the transaction consideration to the account designated by Party B in one lump sum.

Article 6 Credits and Debts and Personnel Arrangement

6.1	Opera’s status as an independent legal person shall not be changed as a result of the Transaction. Therefore, Opera will still enjoy and assume its own credits and debts.

6.2	The existing labor relationship of Opera’s employees shall not change due to the Transaction.

Article 7 Closing

7.1

Party B shall, within 30 working days from the effective date of the Agreement, submit all the materials required for the transfer of the target assets to Party A and for the change registration of the Articles of Associations to the jurisdiction where the target assets are located, and shall handle the corresponding changes and registration procedures for changes to the shareholder register, and Party A shall provide necessary assistance and cooperation for the above-mentioned change registration. After the above-mentioned transfer of the target asset shares to Party A is completed, it shall be deemed that Party B has fulfilled the closing obligation of the target assets under the Agreement. The parties agree that if the change registration procedures for the transfer of the target asset shares to Party A are not completed within the aforementioned time limit due to reasons other than Party B, the time for handling such procedures shall be extended accordingly, and Party B shall promise to make every effort to proceed with the procedures involved. In case of failure to complete the registration procedures for the transfer of the target asset shares to Party A within the aforementioned time limit due to reasons other than Party B, Party A shall not pursue Party B’s liability for breach of contract in accordance with the Agreement.

7.2	Party A shall properly keep the documents and materials handed over by Party B to Party A, and Party B shall have the right to inquire and copy such materials.

7.3	The parties may sign a closing confirmation letter on the equity closing date to confirm the specific matters.

7.4

The target assets shall be deemed to be delivered by Party B to Party A on the equity closing date, that is, since the equity closing date, Party A enjoys all powers, rights and interests related to the target assets, and bears the risks of the target assets and all related responsibilities and obligations; Party B neither enjoys any power, right and interest related to the target assets nor assumes the risks of the target assets and all related responsibilities and obligations, except as otherwise provided in the Agreement.

Article 8 Related Arrangements during The Transition Period

8.1	During the transition period, unless otherwise agreed in the Agreement or Party A agrees in writing, Party B shall guarantee as follows:

8.1.1

Except for the circumstances disclosed to Party A, it will not change the production and operation status of Opera and its subsidiaries, and guarantee the integrity of the asset status of Opera and its subsidiaries during the transition period;

8.1.2

It will operate Opera and its subsidiaries in a normal manner consistent with past business practices, make commercially reasonable efforts to maintain Opera and its subsidiaries in a good operating state, and make commercially reasonable efforts to ensure no material adverse changes in the existing structure and core personnel of Opera and its subsidiaries, and continue to make commercially reasonable efforts to maintain customer relationships with Opera and its subsidiaries, so as to ensure that the operation of Opera and its subsidiaries will not suffer any significant adverse effect;

8.1.3	Opera and its subsidiaries will not conduct any abnormal transaction that have significant adverse effect on Opera and its subsidiaries or cause abnormal debts other than normal business activities;

8.1.4

It will notify Party A in writing of any event, fact, condition, change or other circumstance that has caused or may cause significant adverse change to Opera and its subsidiaries or that may cause significant adverse effect on closing in time.

8.2	During the transition period, without Party A’s written consent, Party B shall ensure that Opera and its subsidiaries will not perform the following actions:

8.2.1	Intend to carry out any asset disposal (including but not limited to any guarantees such as sale, lease, purchase, mortgage, etc.) that has a significant adverse effect on Opera and its subsidiaries;

8.2.2

Plan to make any foreign investment of more than USD 20 million per each or a total of more than USD 30 million (excluding foreign equity investment related to main business or resource integration in the same industry);

8.2.3

Opera and its subsidiaries have major events that are not related to the main business (major events refer to the case where the amount of a single transaction that has nothing to do with the main business is higher than USD 20 million or the accumulated transaction amount of non-business-related transactions handled by Opera and its subsidiaries with the same transaction entity within three months is more than USD 30).

8.2.4

For the avoidance of doubt, the parties agree that Opera and its subsidiaries shall, in accordance with the Articles of Association of Opera and its subsidiaries, perform any transaction, behavior and/or arrangement of Opera and its subsidiaries before the signing of the Agreement, or that the above behaviors and transactions after performing the relevant procedures before signing the Agreement shall need no prior consent from Party A.

8.3	During the transition period, Party B’s shareholders’ equity in Opera and its subsidiaries are subject to the following restrictions:

8.3.1	Without the written consent of Party A, no share transfer shall be allowed;

8.3.2	Without the written consent of Party A, other investors shall not be introduced by way of capital increase or other forms;

8.3.3	Without the written consent of Party A, no mortgage, pledge, custody or other burdens shall be placed on the target assets;

8.3.4	Without the written consent of Party A, Party B shall not propose and vote to amend the Articles of Association of Opera and its subsidiaries;

8.3.5

Without the written consent of Party A, Party B shall neither propose and vote for the distribution of profits of Opera and its subsidiaries nor perform other forms of equity distribution for Opera and its subsidiaries, unless otherwise agreed in the Agreement;

8.3.6

During the transition period, Party B shall not negotiate or sign various legal documents such as contracts or memorandums that conflict with the transfer of target assets under the Agreement or contain clauses prohibiting or restricting the transfer of target assets under the Agreement.

Article 9 Impairment Test and Impairment Compensation

9.1

The impairment commitment period is the year for the target asset closing and two consecutive fiscal years thereafter: that is, if the target assets are closed in 2020, the impairment commitment period will be 2020, 2021 and 2022; if the reorganization and closing time is delayed, the impairment commitment period shall be extended accordingly.

9.2

After the expiration of the compensation period, Party A shall hire an accounting firm that complies with the Securities Law and other laws and regulations to conduct an impairment test on Opera and issue an Impairment Test Report. The ending impairment amount is the target asset transaction price minus the ending assessment value and deducting the effects of capital increase, capital reduction, acceptance of gifts, and profit distribution within the compensation period.

9.3	The impairment compensation amount = the ending impairment amount of target assets, which shall be compensated by Party B in cash;

9.4	The impairment compensation shall not exceed the purchase price;

9.5	The impairment compensation shall be paid to the account designated by Party A in one lump sum within 30 days after the issuance of the Impairment Test Report by Party B.

Article 10 Party A’s Representations and Warranties to Party B

10.1

The contents of the representations and warranties made by Party A in this article are true and accurate in all material aspects on the date of signing the Agreement and the equity closing date, and Party B may rely on such representations and warranties to sign and perform the Agreement.

10.2	The Agreement shall constitute an effective and legally binding obligation for Party A from the date when all the conditions for the effective of the Agreement are met.

10.3

Party A’s signing and performance of the Agreement and completion of the transactions described in the Agreement shall not (1) violate any provision of Party A’s organizational documents (if involved), (2) violate the terms or provisions of any binding agreement or document that Party A is a party to, or constitute a breach of such agreement or document, (3) violation of any law, regulation or normative document applicable to Party A.

10.4

Party A guarantees that in order to successfully complete the Transaction, it will provide active and full cooperation and assistance to the matters agreed in the Agreement that shall be cooperated and assisted by Party A.

Article 11 Party B’s Representations and Warranties to Party A

11.1

The contents of the representations and warranties made by Party B in this article are true and accurate in all material aspects on the date of signing the Agreement and the equity closing date, and Party A may rely on such representations and warranties to sign and perform the Agreement.

11.2

Party B’s signing and performance of the Agreement and completion of the transactions described in the Agreement shall not (1) violate any provision of Party B’s organizational documents (if involved), (2) violate the terms or provisions of any binding agreement or document that Party B is a party to, or constitute a breach of such agreement or document, (3) violation of any law, regulation or normative document applicable to Party B.

11.3	Party B makes the following representations, warranties and promises regarding the signing and performance of the Agreement:

11.3.1

Party B is a qualified entity that has full power and legal rights to sign, perform the Agreement and complete the transactions as described in the Agreement, and has taken all necessary actions to obtain appropriate authorization. The Agreement shall constitute an effective and legally binding obligation for Party B from the date when all the conditions for the effective of the Agreement are met.

11.3.2

The information, documents and data provided by Party B to the parties of the Agreement and the intermediary agencies hired by them are true, accurate and complete, and there is no concealment, omission, falsehood or misleading;

11.3.3

Party B legally holds and has the right to transfer the target assets, there is no ownership dispute or potential ownership dispute on the target assets, and there is no pledge, seizure, freezing or any other restrictions on the transfer of the target assets;

11.3.4

Party B does not have any other circumstances where Opera’s shares are held on behalf of others by entrusted shareholding, trust shareholding or other similar methods, or where Opera’s shares are held by others on behalf of Party B;

11.3.5

Party B has fulfilled its capital contribution obligations to Opera as per law, and there is no false capital contribution, deferred capital contribution, withdrawal of capital contribution, etc. by violation of its obligations and responsibilities as a shareholder of Opera;

11.3.6	Opera Group has obtained all the business qualifications necessary for operating at the current stage, and pays taxes as per law;

11.3.7

Except for matters that have been disclosed to Party A, Opera Group has not been subject to administrative penalties or investigations by the industrial and commercial, foreign exchange, customs, intellectual property rights, quality supervision, environmental protection, taxation, labor and social security departments since its establishment to the date of equity closing. Opera Group has suffered no legal liability that will cause significant adverse effects due to intellectual property rights, product quality, environmental protection, taxation, labor safety and personal rights;

11.3.8

Party B has fully and truthfully disclosed to Party A the liabilities of Opera Group in the 2018 and 2019 audit reports prepared by Opera for the Transaction; as of the equity closing date, except for the litigation disclosed in the restructuring report, Opera Group does not have any other unsettled litigation, arbitration, administrative punishment or any dispute that may cause significant adverse effects;

11.3.9

At any time after the equity closing date, if Opera Group suffers any litigation, debt, tax payable, administrative penalty, liability for breach of contract, tort liability and other liabilities or loss due to any existing fact or condition that has not been disclosed to Party A before the equity closing date, or if the above situation occurs before the equity closing date but continues after the equity closing date and therefore causes any direct economic loss to Party A, Party B shall make full compensation to Party A for its direct losses;

11.3.10

In terms of the matter that Opera and some of its directors and senior executives are listed as defendants in the presumptive litigation Brown v. Opera Limited et al (Case No. 20-cv-674) filed in the United States District Court for the Southern District of New York, if the subsequent courts judge that Opera and some of its directors and senior managers shall be liable for compensation and therefore economic losses are caused to Party A, Party B shall make full compensation to Party A for its direct economic losses, so as to protect Party A from any economic loss;

11.3.11

Regarding the Equity Acquisition Agreement of PC Financial Services Private Limited signed by Oplay Digital Services, SA de C. V. and TenSpot Pesa Limited as the buyer and natural persons Davinder Singh Jaggi and Jasmeet Kaur Arora as the seller on January 29, 2018 and the transactions involved, if the subsequent Davinder Singh Jaggi and/or Jasmeet Kaur Arora files a lawsuit against the above-mentioned transaction or if the relevant government authority imposes administrative penalties on PC Financial Services Private Limited and/or Opera Group so that Party A suffers economic losses, Party B shall fully compensate Party A for its direct economic losses, so as to protect Party A from any economic loss;

11.3.12

From the date of the Agreement and till the equity closing date, Opera Group has not signed any intent or contract with employees about employee stock purchase plans, equity incentive plans, etc., and has not signed with any third party about restricting its own business competition, dividing market areas or any other relevant intention or agreement that may prevent Opera Group from engaging in existing business;

11.3.13

Except for the approvals listed in Article 17.2 of the Agreement, as far as Party B knows, by the date of equity closing, there is no third-party approval that Opera shall have obtained but not obtained that would have a significant adverse effect on the Transaction or prevent the Transaction;

11.3.14	Except for the circumstances that have been disclosed to Party A, Opera Group has no external guarantees until the equity closing date.

Article 11 Tax

The parties agree to bear the taxes and fees payable for the Transaction as per law in accordance with applicable national laws and regulations.

Article 12 Confidentiality

12.1

The parties agree that from the date of signing the Agreement to the date when the Transaction is disclosed as per law after the statutory procedures are performed, the parties shall assume strict confidentiality obligations for the following information or documents:

12.1.1

All the information related to the Agreement that the parties learned before entering into the Agreement and during the process of entering into and fulfilling the Agreement, including but not limited to the transaction plan, business conditions (intent), negotiation process and content, etc.;

12.1.2	All documents and materials related to the matters under the Agreement, including but not limited to any documents, materials, data, contracts, financial reports, etc.;

12.1.3	Other information and documents that will cause market rumors, stock price fluctuations and other abnormal conditions once leaked or disclosed.

12.2

Without the prior written consent of the other parties to the Agreement, neither party shall disclose or leak the above-mentioned information and documents to any third party other than the one that is a party to the Agreement in any way. The parties shall take necessary measures to limit the persons who know or understand the above-mentioned information and documents to the relevant persons engaged in the Transaction, and require relevant persons to strictly abide by the provisions of this article.

12.3

Party A agrees that if the Agreement fails to take effect due to the failure to obtain the necessary conditions for entry into effect of the Agreement or that the Agreement is unexpectedly canceled or terminated during its performance, it shall perform strict confidentiality obligations for various information of Party B and Opera it has been aware and informed due to the acquisition of target assets under the Agreement. The confidentiality period is 3 years and no information obtained or provided for the performance of the Agreement shall not be used to engage in any act that harms Opera, otherwise Party B has the right to pursue Party A’s responsibility for breach of contract. The following circumstances shall not be regarded as disclosure or leakage of the information and documents:

12.3.1	The information and documents disclosed are known to the public before disclosure;

12.3.2

Disclosure performed in accordance with mandatory provisions of laws, regulations or regulatory documents, or decisions, orders or requirements of governmental authorities with jurisdiction, or judgments, rulings or awards of courts or arbitration institutions;

12.3.3

Disclosure to intermediary agencies before and/or after hiring intermediary agencies (including independent financial advisers, auditors, appraisers and lawyers) for the purpose of entering into and fulfilling the Agreement.

Article 13 Force Majeure

13.1

If any party to the Agreement is unable to perform the Agreement due to force majeure after the Agreement is signed, the party affected by the force majeure shall notify the other parties within 10 working days from the date of the force majeure, and the notice shall state the force majeure occurred and shall declare the event is force majeure. At the same time, the party suffering from force majeure shall try its best to take measures to reduce the losses caused by force majeure and shall strive to protect the legitimate rights and interests of the other parties.

13.2

In the event of force majeure, the parties shall negotiate to determine whether the Agreement will be performed continuously, postponed, or terminated. After the force majeure is eliminated, if the Agreement may still be performed, the parties are still obliged to take reasonable and feasible measures to perform the Agreement. The party affected by the force majeure shall issue a notice of the elimination of the force majeure to the other parties as soon as possible, and the other parties shall confirm after receiving it.

13.3

If force majeure results in that the Agreement cannot be fulfilled, the Agreement shall be terminated, and the party suffering from the force majeure shall not be liable for the aforementioned termination of the Agreement caused by the force majeure. If part of the Agreement cannot be performed or is delayed to be performed due to force majeure, the party affected by the force majeure shall not be liable for any breach of contract for such part of the Agreement that cannot be performed or that is delayed to be performed.

Article 14 Liability of Default

14.1	After the Agreement is signed, the parties shall strictly abide by the provisions of the Agreement. Except for force majeure, any of the following situations shall be deemed as a breach of contract:

14.1.1	Either party fails to perform or fails to perform in a timely or improper manner any obligation under the Agreement or violates the representations, warranties or promises agreed in the Agreement;

14.1.2	Any representation or warranty made by either party in the Agreement is untrue, inaccurate, incomplete or misleading in any material respect.

14.2

If the Agreement cannot be performed or the target assets cannot be transferred in accordance with the Agreement due to restrictions by laws, regulations or policies, failure to pass Kunlun Tech’s shareholders’ meeting or failure to be approved by the government authorities (including but not limited to China Securities Regulatory Commission, Shenzhen Stock Exchange, National Development and Reform Commission) for major asset reorganization, it shall not be regarded as a breach of contract by either party.

14.3

If the purpose of the Agreement cannot be achieved due to any party’s failure to perform or failure to perform in a timely manner or improper performance of any of its obligations under the Agreement, any party that abides by the Agreement (the “observant party”) shall have the right to cancel the Agreement and such party that fails to perform or fails to perform in a timely manner or improperly performs any of its obligations under the Agreement shall compensate in full the amount of losses (including but not limited to attorney fees, litigation fees and investigation and evidence collection fees) to other parties to the Agreement.

14.4

Any party’s request for any compensation from the breaching party in accordance with the Agreement shall be made in written form and a detailed description of the facts and conditions related to the compensation request shall be provided.

14.5

If either party to the Agreement breaches the contract, it shall compensate the observant party for related losses (including but not limited to attorney fees, litigation fees and investigation and evidence collection fees).

Article 15 Applicable Laws and Solution of the Disputes

15.1

The conclusion and performance of the Agreement shall be governed by the laws of the Hong Kong Special Administrative Region of the People’s Republic of China and shall be interpreted in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

15.2

All disputes arising from the Agreement or related to the Agreement shall be resolved quickly through friendly negotiation. Should negotiation fail within 30 working days from the date of the dispute, either party has the right to submit it to the China International Economic and Trade Arbitration Commission for arbitration in accordance with the arbitration rules in effect at that time. The arbitration location is Beijing, and the language of arbitration is Chinese. The arbitration award is final and legally binding on the parties. Except for the clauses related to the dispute, during the dispute resolution period, the validity of other clauses of the Agreement shall not be affected.

Article 16 Notice

16.1

Any notice or other communication (“notices”) between the parties related to the Agreement shall be made in written form (including personal delivery, post and fax) and be sent to the other party’s address as follows:

Party A: Kunlun Tech Limited

Address: Block B, Mingyang International Center, No. 46, West Headquarters Hutong, Dongcheng District, Beijing

Postal code: 100005

Party B: Keeneyes Future Holding Inc.

Address: 316, Building A, COFCO Plaza, Dongcheng District, Beijing

Postal code: 100005

The various communication methods specified in Clause 16.1 shall be determined to have been delivered in the following ways:

16.1.1 Any notice by personal submission shall be deemed to be served when the notified person signs for it, and if the notified person does not sign for it, it shall not be regarded as valid service;

16.1.2 Any notice made by mail shall be posted by registered express or express mail, and shall be deemed to have been served to the notified person 120 hours after posting (postponed accordingly on legal holidays);

16.1.3 Any notice sent by facsimile is deemed to have been served at the time of sending, and the sender shall then send the notice to the recipient by post, but if the fax is sent on a holiday, the notice shall be deemed to have been served within the first working day after the end of such holiday.

16.2

If either party’s above-mentioned correspondence address changes, such party shall notify the other party within 7 days after the change, otherwise the notices sent by the other party to the original correspondence address shall be regarded to be valid.

Article 17 Establishment, Effectiveness, Change and Termination

17.1	The Agreement shall be established since it is signed and sealed by the legal representatives or authorized representatives of the parties.

17.2	The Agreement shall take effect after all the following conditions are met:

17.2.1	Party A’s Board of Directors approves the Transaction;

17.2.2	Party B’s internal decision-making body approves the Transaction;

17.2.3	Kunlun Tech’s Board of Directors and shareholders’ meeting approve the Transaction;

17.2.4	The National Development and Reform Commission approves the Transaction;

17.2.5	The relevant regulatory authorities of the country where the Opera Group is located approve the Transaction (if required).

If any of the conditions in Clause 17.2 above is not met, the Agreement shall not take effect, and either party shall bear the cost of signing and preparing to perform the Agreement, unless otherwise stipulated in the Agreement.

17.3

Unless otherwise agreed in the Agreement or in accordance with relevant laws and regulations and the requirements of governmental authorities, the change or termination of the Agreement requires the signing of a written change or termination agreement by the parties to the Agreement, and it shall take effect after the approval procedures required by laws and regulations are performed.

17.4

If the Agreement cannot take effect and be performed normally due to any of the conditions of entry into force specified in Article 17.2 is not fulfilled, either party shall not pursue the legal liabilities of the other party, but the parties to the agreement shall still abide by their confidentiality obligation for the other party’s confidential information known during the Transaction.

17.5

In the event that the conditions for entry into force specified in Article 17.2 cannot be achieved or met within the agreed or predetermined period of time, the parties shall negotiate amicably and modify, adjust, supplement and perfect the transaction plan as required by relevant governmental authorities or in the methods and contents as stipulated by relevant laws and regulations in the precondition of continuing to jointly advance the principles and objectives of the Transaction so as to finally achieve the aforementioned objectives.

17.6

During the transition period, if Party A discovers that Party B and Opera have material undisclosed matters that are not disclosed in accordance with the requirements of local regulatory authorities or if there are material or risky undisclosed materials, which causes Opera to be unable to continue normal operation or causes the transaction to be expected to be unable to be approved by the Shenzhen Stock Exchange, Party A has the right to unilaterally cancel the Agreement, and may pursue Party B’s liability for breach of contract in accordance with the Agreement, and may require Party B for compensation based on the proportion of Opera’s shares held by it, including but not limited to the intermediary service fees for planning the Transaction, travel expenses and other actual economic losses incurred by Party A .

Article 18 Supplementary Provisions

18.1	If some articles of the Agreement are terminated or declared invalid in accordance with the provisions of the Agreement, the validity of other clauses of the Agreement shall not be affected.

18.2

The Agreement constitutes the entire agreement reached by the parties on the matters related to the Agreement, and replaces the agreements, statements, memorandums, correspondences or any other document reached by and between the parties on the Transaction before the signing of the Agreement, provided that the contents that do not conflict with the Agreement or the contents not expressly stipulated in the Agreement shall be still applicable or valid.

18.3

Unless otherwise agreed in the Agreement, without the prior written consent of the other party, neither party to the Agreement may transfer all or part of its powers, rights, responsibilities or obligations under the Agreement in any way.

18.4

Unless otherwise provided by laws and regulations, if either party fails to exercise or delays exercising any of its rights or powers under the Agreement, it does not constitute a waiver of such rights or powers by such party.

18.5

The matters unresolved in the Agreement shall be confirmed by the parties by signing written documents such as supplementary agreements, memorandums or closing confirmation letters, etc. The supplemental agreements, memorandums or closing confirmation letters shall be of the same legal effect as the Agreement.

18.6

The Agreement is in duplicate, with each signatory to the Agreement holding one copy respectively, and the other copies are for submission to the competent authority for approval or filing. Each original shall be of the same legal effect.

(No test below)

(There is no text on this page, and it is the signing page of the Agreement on Purchase of Assets by Payment in Cash between Kunlun Tech Limited and Keeneyes Future Holding Inc.)

Keeneyes Future Holding Inc. (Please seal)

(Company seal affixed)

Legal representative or authorized representative (Please sign): /s/ Yanhui Zhou

October 23, 2020